January 9, 2006

Mr. Barry Stem

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Alliance Resource Partners, L.P.

Form 10-K, Filed March 15, 2005

File No. 0-26823

Dear Mr. Stem:

By letter, dated November 17, 2005, you, on behalf of the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), requested certain business or accounting records of Alliance Resource Partners, L.P. (the “Partnership”) in order to understand our single reportable segment accounting presentation. The Staff requested that the Partnership explain how our chief operating decision maker reviews the Partnership’s financial results for purposes of making financial decisions about allocating resources and assessing performance. This letter sets forth the Partnership’s basis for its conclusion that, as a producer and marketer of bituminous coal to power generators located in the Eastern United States, the Partnership has a single reportable segment in accordance with the requirements of Statement of Financial Accounting Standards No. 131 Disclosures about Segments of an Enterprise and Related Information (as amended) (“SFAS No. 131”). For ease of reference, we have set forth below the comment contained in your letter of November 17, 2005, in its entirety, and have presented our response immediately thereafter.

Staff Comment No. 1:

Form 10-K for the year ended December 31, 2004

1.	We note that all of your coal mining operations are reported as one business segment. Explain to us in detail how your chief operating decision maker reviews the Company’s financial results for purposes of making financial decisions about allocating resources and for purposes of assessing performance. Provide to us copies of the December 31, 2004 reports of financial results that your chief

Mr. Barry Stem

Senior Assistant Chief Accountant

January 9, 2006

operating decision maker reviewed for purposes of making financial decisions about allocating resources and for purposes of assessing performance.

If these reports included information on a mine-by-mine basis, each mine would likely be considered an operating segment under paragraph 10 of SFAS 131. To determine whether such operating segments then qualify for aggregation under paragraph 17, we would need the analysis requested. If such reports do not include information on a mine-by-mine basis, such analysis is not required. If required, we would expect this analysis to include a tabular presentation that includes the following information:

List each of your mines and support your aggregation of these operations under paragraph 17 of SFAS 131. Address each of the following:

Identify the economic characteristics that are similar.

Explain in detail why the economic characteristics are relevant to the operating segments and how they are similar.

Explain how the economic characteristics are similar for all components in each aggregated group.

Identify each of the five areas of similarity required for aggregation under paragraph 17 of SFAS 131.

Explain the manner in which each of the five areas identified in paragraph 17 of SFAS 131 are similar for each segment aggregated and why.

Note that your analysis should be by mine. We would expect for you to identify the operating statistics that you use to evaluate each mine and provide a schedule that identifies these measures over the past five years. State whether these trends by mine, are expected to continue. Additionally, address the economics of each operation in terms of the coal and gas deposits that you are extracting, the methods used to extract it, the shape and distribution of the deposit, and the expected life of your proven and probable or proved reserves. Also address each encumbering commitments, such as royalties and their impact on the economics of the mining operation.

Response to Staff Comment 1:

Summary Response

The objective of SFAS No. 131 is to provide users of financial statements with information that will provide a means to (i) better understand the performance of an

Mr. Barry Stem

Senior Assistant Chief Accountant

January 9, 2006

enterprise, (ii) better assess the prospects for an enterprise’s future net cash flows and (iii) make informed judgments about an enterprise as a whole. In meeting these objectives, SFAS No. 131 requires the presentation of information that reflects the structure of the entity’s internal organization and is consistent with the way in which management makes operating decisions and assesses performance.

Based on this analysis, management believes that the Partnership’s presentation of a single reportable segment meets both the objective and the technical requirements of SFAS No. 131. Paragraph 10 of SFAS No. 131 defines an operating segment as a component of an enterprise:

(a) That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

(b) Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information is available.

While each of the Partnership’s individual mines may be considered a component of the Partnership that engages in business activities from which it earns revenues and incurs expenses and for which discrete financial information is available, the Partnership’s operating results are not regularly reviewed on a mine-by-mine basis by the Partnership’s chief operating decision maker to make resource allocation decisions and assess performance. The Partnership defines discrete financial information as revenue and profit or loss margin information. Mr. Joseph W. Craft III, the Partnership’s President, Chief Executive Officer and chief operating decision maker, does not use such information to make decisions related to the allocation of resources or to assess the performance of the Partnership’s separate mining operations. Therefore, as discussed below, effective December 31, 2005, reports regularly reviewed by Mr. Craft include discrete financial information only on a consolidated basis.

To substantiate our conclusion that the Partnership’s presentation of a single reportable segment is consistent with the general objectives and appropriate under the technical requirements of SFAS No. 131, we will discuss the way management analyzes:

•	Marketing Decisions
•	Operational Decisions
•	Informational Requirements of the Financial Community

Mr. Barry Stem

Senior Assistant Chief Accountant

January 9, 2006

As part of our discussion, we have outlined the reports regularly received by Mr. Craft and summarize the manner in which these reports are used in his analysis and decision making processes.

Discussion

Marketing Decisions. We believe the Partnership makes marketing decisions consistent with single reportable segment financial reporting. Mr. Craft’s management focus is designed to insure that the Partnership meets its primary business objective of achieving sustainable, capital-efficient growth in consolidated cash flow, which will allow for increasing distributions by the Partnership to its unitholders. In attempting to meet this objective, Mr. Craft manages the Partnership on an enterprise-wide basis for purposes of allocating resources and assessing performance. Mr. Craft’s operating decisions are made from a market-based perspective and reflect a long-term view of the (i) movement of U.S. coal production into coal markets, particularly those in the Eastern-half of the United States, (ii) current and anticipated demand for the Partnership’s coal production, and (iii) the Partnership’s ability to supply coal production to meet this demand. The Partnership’s organizational structure is, therefore, designed to provide this operational flexibility. The Partnership’s operations produce bituminous coal and are located in the Eastern U.S. coal field. The Partnership’s presence in this producing area allows Mr. Craft to maintain a macro view of the coal markets as a whole in this geographical area.

Reflecting Mr. Craft’s view of its coal operations, the Partnership’s marketing function is centralized thereby allowing Mr. Craft to insure that the Partnership as a whole is able to meet the demands of customers in and across various markets. With centralized marketing, the Partnership is able to allocate coal shipments between the Partnership’s various mining operations to its various customers across the Eastern United States based on the shipment mix that maximizes consolidated cash flows. Assigning coal shipments in this manner to maximize overall Partnership financial results can and does penalize the profitability of an individual mine(s) with a corresponding benefit for another mine(s). Consequently, Mr. Craft uses consolidated profitability as a measure to assess performance or for purposes of making resource allocation decisions.

As summarized below, the attached Exhibit “A” contains examples of the reports used by Mr. Craft for making marketing decisions. Exhibit “A” is provided under separate cover together with a request under Regulation 200.83 that such information be held in confidence by the SEC. These reports are:

Sales Production Forecast – (Exhibits “A-1-A” and “A-1-B”): Attached are examples of a report published weekly that provides budgeted and actual production statistics, plant recovery, saleable product, coal inventories and revenues. This report also reflects sales by coal quality, customer contract and spot market (i.e., “unidentified” or “UI”) and the

Mr. Barry Stem

Senior Assistant Chief Accountant

January 9, 2006

transfer of coal sales between mines. Mr. Craft uses this report to monitor coal production, coal inventory, coal available for sale, and coal flows between our mines and to our customers. Mr. Craft also uses the revenue information contained in the report to determine if, on an enterprise-wide basis, consolidated revenues for a particular quarter are on track to meet consolidated financial guidance provided to the investment community and internal expectations for consolidated cash flow requirements.

Exhibit “A-1-A” is the report Mr. Craft reviewed for the period ended December 31, 2004. Although this report includes discrete financial information for individual mining operations, Mr. Craft does not use such information in his decision making process for allocating resources or assessing performance. Therefore, effective December 31, 2005, discrete financial information for individual mines has been removed from the report as indicated by the mark-up of the recent 2005 report reflected in Exhibit “A-1-B”. Please note that certain customer pricing information that reflects current estimated market prices will be retained in this report. These price estimates are indicators of current market conditions, do not include the impact of premium or penalty adjustments for coal quality, and are not used for determining either actual or forecasted revenues in accordance with generally accepted accounting principles.

Coal Sales By Customer – (Exhibits “A-2-A” and “A-2-B”): This report is published monthly and provides actual and budgeted tons of coal sold, contracted and spot, and revenues by customer. Mr. Craft uses this report to monitor the status of tons of coal sold to our contracted customers and the spot market.

Exhibit “A-2-A” is the report Mr. Craft reviewed for the period ended December 31, 2004. Although this report includes discrete financial information for individual mining operations, Mr. Craft does not use such information in his decision making process for allocating resources or assessing performance. Therefore, effective December 31, 2005, discrete financial information for individual mines has been removed from the report as indicated by the mark-up of the recent 2005 report reflected in Exhibit “A-2-B”. As a result of the modifications to this report, Mr. Craft reviews consolidated information on a customer-by-customer basis for (i) budgeted contract sales, (ii) spot/planned/unidentified sales and (iii) operating revenues.

Operating Plan Revenue Forecast – (Exhibits “A-3-A” and “A-3-B”): This report is published periodically during the year and reflects estimates over a five year plan horizon for coal sales, revenue, sales by customer and committed/uncommitted tons on a consolidated and individual mine

Mr. Barry Stem

Senior Assistant Chief Accountant

January 9, 2006

basis. (Please note that Exhibits “A-3-A” and “A-3-B” contains information for the Dotiki mine, which information is representative of the information included in the report for each of the Partnership’s mining operations.) Mr. Craft uses this report to monitor consolidated revenue estimates, coal sales activity updates from the previous report, coal inventory levels and unsold coal positions based on projected coal production.

Exhibit “A-3-A” is the report Mr. Craft reviewed for the period ended December 31, 2004. Although this report includes discrete financial information for individual mining operations, Mr. Craft does not use such information in his decision making process for allocating resources or assessing performance. Therefore, effective December 31, 2005, discrete financial information for individual mines has been removed from the report as indicated by the mark-up of the recent 2005 report reflected in Exhibit “A-3-B”.

Marketing Report (Exhibit “A-4”): This report initially was created in 2005 and is published monthly to reflect sales and marketing opportunities currently under evaluation by the Partnership, the status of discussions with existing and potential customers and graphical summaries of marketing data for the prior two months. Mr. Craft uses this report to stay apprised of market trends, customer opportunities and positioning within the eastern U.S. coal markets. This report does not contain discrete financial information for the Partnership’s separate mining operations.

Operational Decisions. We believe the way the Partnership makes decisions regarding its coal production is consistent with single reportable segment financial reporting. Given the Partnership’s commitment to maintaining operational flexibility as a foundation to maximize the Partnership’s consolidated cash flows, the focus for the Partnership’s operations group is on minimizing controllable costs while maximizing productivity on an aggregate basis. Day-to-day management of the Partnership’s coal production is decentralized, with oversight from Mr. Craft and the Partnership’s chief operating officer. Mr. Craft focuses on key operating metrics to monitor the ability of mine personnel to effectively minimize controllable costs and maximize productivity.

As summarized below, the attached Exhibit “B” contains examples of the reports used by Mr. Craft for making operational decisions. Exhibit “B” is provided under separate cover together with a request under Regulation 200.83 that such information be held in confidence by the SEC. These reports are:

Daily Mine Loading Reports (Exhibit “B-1”): Attached are representative examples of the 2005 versions of these reports as reviewed by Mr. Craft

Mr. Barry Stem

Senior Assistant Chief Accountant

January 9, 2006

for the period ended December 31, 2004. These reports are published daily by each mine, which allows Mr. Craft to monitor coal inventory levels, daily and month-to-date production statistics by unit shift, daily and month-to-date saleable yield statistics, daily and month-to-date customer coal shipments, safety statistics and miscellaneous production statistics. Mr. Craft also uses the mine productivity information as a proxy for expected operating costs at each mine. This report does not contain any discrete financial information for the Partnership’s separate mining operations.

Monthly Mine Operating Report (Exhibits “B-2-A” and “B-2-B”): The Dotiki report included herewith is representative of the reports published monthly by each mine. These reports generally include a summary of significant operating statistics for the immediately preceding month, plant productivity and performance, coal inventory, coal sales, status of capital projects, regulatory and environmental compliance activities, safety performance statistics, human resource issues, coal qualities, maintenance statistics and financial performance. Mr. Craft uses this report to confirm his understanding of operating costs and operational statistics and performance gained from his review of the Daily Mine Loading Reports.

Exhibit “B-2-A” is the report Mr. Craft reviewed for the period ended December 31, 2004. Although this report includes discrete financial information for individual mining operations, Mr. Craft does not use such information in his decision making process for allocating resources or assessing performance. Therefore, effective December 31, 2005, discrete financial information for individual mines has been removed from the report as indicated by the mark-up of the recent 2005 report reflected in Exhibit “B-2-B”.

Financial Information Used by Investment Community. The financial information used and even required by the investment community similarly supports single reportable segment financial reporting. Mr. Craft’s market-based, enterprise-wide view of managing the Partnership also reflects the focus of the primary users of the Partnership’s financial information. Since its initial public offering in August 1999, the Partnership has been structured as a master limited partnership (“MLP”). The Partnership’s primary objective has remained consistent since formation: to achieve sustainable, capital-efficient growth in consolidated cash flows that will allow increasing cash distributions to the Partnership’s unitholders. MLPs are generally structured as yield-oriented investments, marketed primarily to retail investors. Investment decisions by MLP investors are generally driven by several factors: the current level of quarterly cash distributions, the perceived sustainability of current cash distributions and the potential

Mr. Barry Stem

Senior Assistant Chief Accountant

January 9, 2006

for future growth in cash distributions. Consequently, the investment community and its financial analysts generally focus on enterprise-wide metrics, such as current yield and distribution coverage ratios, rather than the operating results of any particular mining operation. In fact, given the unique nature of MLPs, most analysts do not believe that traditional financial valuation techniques accurately depict fair value for a MLP. This is due to the fact that for most MLPs, distribution levels are more closely related to free cash flows than to GAAP earnings. Indeed, the most common method of determining the intrinsic value of a MLP is the application of the implied yield valuation method, which is based on the MLP’s overall ability to generate current and future consolidated cash flows, and thus, cash distributions.

In addition to equity investors, the Partnership’s creditors also are focused on consolidated performance, rather than the financial results of any particular mining operation. The Partnership’s current financing arrangements were entered into with financial institutions focused on providing the necessary capital to fund activities of the entire organization. The financial institutions that either hold the Partnership’s senior notes or participate in its revolving credit facility monitor the Partnership’s performance on a consolidated basis and require quarterly reports of the its consolidated financial results. The financial covenants contained within the Partnership’s credit facilities are measured on a quarterly basis and focus on the Partnership’s consolidated financial results. These financial covenants are:

•	Consolidated Debt / Consolidated Cash Flow
•	Consolidated Cash Flow / Consolidated Interest Expense
•	Maximum Consolidated Capital Expenditures

Under the terms of both credit agreements, the Partnership does not provide financial information on its individual mining operations. The Partnership has long-term relationships with its financial institutions and several are major lenders to the coal industry as a whole. As such, the Partnership’s lenders clearly understand the interrelationships required between the Partnership’s individual mining operations and its overall ability to meet the coal quality and transportation requirements of its collective coal sales contract obligations. Thus, the Partnership’s financing arrangements have been specifically structured to provide management with the financial flexibility to fund operating activities in a manner consistent with Mr. Craft’s macro view of the organization and the coal markets.

As summarized below, the attached Exhibit “C” contains examples of the reports used by Mr. Craft for making financial decisions. Exhibit “C” is provided under separate cover together with a request under Regulation 200.83 that such information be held in confidence by the SEC. These reports are:

Monthly Financial Flash Reports – (Exhibits “C-1-A” and “C-1-B”): This report is published monthly and reflects summary financial

Mr. Barry Stem

Senior Assistant Chief Accountant

January 9, 2006

information, narrative explanation of significant activity during the period, variance analysis, consolidated operating summary and cash flow analysis. Mr. Craft uses this report to monitor consolidated financial performance and cash flows.

Exhibit “C-1-A” is the report Mr. Craft reviewed for the period ended December 31, 2004. Although this report includes discrete financial information for individual mining operations, Mr. Craft does not use such information in his decision making process for allocating resources or assessing performance. Therefore, effective December 31, 2005, discrete financial information for individual mines has been removed from the report as indicated by the mark-up of the recent 2005 report reflected in Exhibit “C-1-B”. Please note that the narrative page in this report has been modified to include sections for consolidated revenue, EBITDA and net income with discussions analogous to the consolidated cash discussion currently contained in the report. Narratives for each mine are to be limited to discussions of tons sold and produced, cost variances and operating statistics.

Quarterly Distribution Memorandum – Exhibit (“C-2”): This report is prepared periodically and reflects consolidated distribution coverage ratios assuming various distribution levels under several financial sensitivity cases. Mr. Craft uses this report to determine appropriate quarterly distribution levels to the Partnership’s unitholders. This report does not contain any discrete financial information for the Partnership’s separate mining operations.

Financing Considerations Presentation – Exhibit (“C-3”): This report is prepared periodically to assess the Partnership’s financial performance and objectives, as well as anticipated capital requirements and financing alternatives in light of the current capital markets conditions. Mr. Craft uses the information to evaluate available consolidated financing options to appropriately fund the Partnership’s activities. This report does not contain any discrete financial information for the Partnership’s separate mining operations.

As indicated above, the Partnership is organized to (i) maintain efficient, productive mining operations capable of producing bituminous coal for a variety of customers located in the Eastern U.S. and (ii) provide operational and financial flexibility to effectively respond to coal market dynamics. The Partnership is managed from a market-based, enterprise-wide perspective focused on increasing consolidated cash flows and distributions to unitholders. Consequently, the Partnership does not currently prepare financial information on a segmented basis, (e.g., by product, customer, geographic

Mr. Barry Stem

Senior Assistant Chief Accountant

January 9, 2006

region, or mode of transportation). Management evaluates the Partnership’s performance and makes capital allocation decisions on a consolidated basis. Management strongly believes the Partnership’s current single reportable segment presentation is the best format for users of its financial statements to view the entity “through the eyes of management” in evaluating the Partnership’s business performance and prospects for future consolidated cash flows.

Management acknowledges that several of the reports summarized above previously contained discrete financial information on a mine-by-mine-basis. Because Mr. Craft does not use such discrete financial information to make resource allocation decisions or to assess performance, effective December 31, 2005, Mr. Craft and the Board of Directors of the Partnership’s managing general partner receive discrete financial information only on a consolidated basis

Conclusion

Based on the foregoing, the Partnership has concluded that its financial results are appropriately reflected in its reporting of a single reportable segment. The Partnership believes that a single reportable segment meets (i) the objectives and technical requirements of SFAS No. 131 and (ii) provides the users of its financial reports the best means of understanding the performance of the Partnership, assessing the Partnership’s prospects for future net cash flows and making informed judgments about the Partnership as a whole. The single reportable segment also accurately reflects the Partnership’s structure, organization and management. In addition, the Partnership’s single reportable segment is consistent with the management approach used by its chief operating decision maker in allocating resources, financing operating activities and assessing performance.

As a result, the Partnership’s presentation of a single reportable segment provides users of its financial reports with the best ability to effectively view the Partnership through the eyes of management. In light of the enterprise-wide, market-based management approach used by Mr. Craft, management believes further segmentation of the Partnership’s financial results would not be useful to the users of the financial statements to effectively evaluate the Partnership.

Requested Acknowledgments

As requested in your letter, the Partnership acknowledges that

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended December 31, 2004;

Mr. Barry Stem

Senior Assistant Chief Accountant

January 9, 2006

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and
•	the Partnership may not assert staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to call me at 918.295.7673 if you have any questions.

Sincerely,

/s/ Brian L. Cantrell

Senior Vice President and

Chief Financial Officer

cc:	Ms. Kimberly Calder

EXHIBITS “A-1-A”, “A-1-B”, “A-2-A”, “A-2-B”, “A-3-A”, “A-3-B” and “A-4”

EXHIBITS “B-1”, “B-2-A”, and “B-2-B”

EXHIBITS “C-1-A”, “C-1-B”, “C-2”, and “C-3”

REDACTED IN FULL

CONFIDENTIAL TREATMENT REQUESTED